EXECUTION VERSION

EXHIBIT 4.1

AMENDMENT NO. 2 TO CREDIT AGREEMENT

This Amendment No. 2 to Credit Agreement (this “Amendment”), dated as of June 5, 2020 (the “Execution Date”) and effective as of April 30, 2020 (the “Effective Date”), is made by and among Movado Group, Inc., a New York corporation (“Parent”), Movado Group Delaware Holdings Corporation, a Delaware corporation, Movado LLC, a Delaware limited liability company, Movado Retail Group, Inc., a New Jersey corporation, MGI Luxury Group S.A., a company organized and existing under the laws of Switzerland, Movado Watch Company SA, a company organized and existing under the laws of Switzerland (collectively, with Parent, the “Borrowers”), MGI Luxury Group, B.V., a private company with limited liability incorporated under the laws of the Netherlands (“MGI BV”), Movado Group Nederland B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Nederland BV” and, together with MGI BV, the “Guarantors” and, collectively with the Borrowers, the “Loan Parties”), the Lenders party hereto and Bank of America, N.A., in its capacity as administrative agent (in such capacity, the “Administrative Agent”) under that certain Amended and Restated Credit Agreement, dated as of October 12, 2018 (as amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”), by and among the Borrowers, the Guarantors, the Lenders, and the Administrative Agent.  Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

WHEREAS, the Borrowers have requested that the Administrative Agent and the Lenders make certain amendments to the Credit Agreement and, subject to the terms and conditions herein, the Administrative Agent and the Lenders have agreed to such amendments on the terms provided herein, to be effective as of the Effective Date; and

WHEREAS, the Loan Parties, the Administrative Agent and the Lenders each acknowledge that the terms of this Amendment constitute a modification to, and not a novation or extinguishment of, the Credit Agreement and the other Loan Documents and except as expressly modified herein, all terms, conditions, rights and obligations as set out in the Loan Documents are hereby reaffirmed and shall otherwise remain in full force and effect as originally written and agreed.

NOW, THEREFORE, in consideration of the foregoing premises, which are confirmed by the parties hereto as a true, correct and substantive part of this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.Amendments to Credit Agreement.  The Credit Agreement is hereby amended as follows:

(a)	Section 1.01 is amended by adding the following definitions in proper alphabetical order:

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Second Amendment” means that certain Amendment No. 2 to Credit Agreement by and among the Loan Parties, the Administrative Agent and the Lenders party thereto dated as of June 5, 2020 and effective as of the Second Amendment Effective Date.

“Second Amendment Effective Date” means April 30, 2020.

“Second Amendment Execution Date” means June 5, 2020.

“Suspension Period” means the period from the Second Amendment Effective Date through the Suspension Period Termination Date.

“Suspension Period Termination Conditions” means (a) Consolidated EBITDA for and as of the end of the Measurement Period ending on the proposed Suspension Period Termination Date, or, if a Measurement Period is not ending on such date, the Measurement Period most recently ended prior to such date, is at least $35,000,000 and (b) the Consolidated Leverage Ratio as of the proposed Suspension Period Termination Date is less than or equal to the ratio of 2.50 to 1.00.

“Suspension Period Termination Date” means the earlier of (a) the date on which the Compliance Certificate for the period ending July 31, 2021 is delivered to Administrative Agent in accordance with Section 6.02(a) or (b) the date upon which the Administrative Agent receives a certificate of a Responsible Officer of the Parent certifying that the Suspension Period Termination Conditions have been satisfied together with supporting calculations demonstrating such satisfaction in form and substance satisfactory to the Administrative Agent.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person subject to IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

(b)	The final paragraph of the definition of “Applicable Rate” in Section 1.01 is amended and restated as follows:

“Notwithstanding anything to the contrary contained in this definition, (a) the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.10(b) and (b) the Applicable Rate and Commitment Fee during the Suspension Period shall be as set forth below:

	Applicable Rate for Eurocurrency Rate Loans and Letter of Credit Fees	Applicable Rate for Base Rate Loans	Commitment Fee

Suspension Period:	2.750%	1.750%	0.450%

Any adjustment in the Applicable Rate shall be applicable to all Credit Extensions then existing or subsequently made or issued.”

(c)	The definition of “Bail-In Action” in Section 1.01 is amended and restated in its entirety as follows:

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

(d)	The definition of “Bail-In Legislation” in Section 1.01 is amended and restated in its entirety as follows:

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule, and (b) with respect to the  United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time)  and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other  than through liquidation, administration or other insolvency proceedings).

(e)	The definition of “Compliance Certificate” in Section 1.01 is amended and restated in its entirety as follows:

“Compliance Certificate” means a certificate substantially in the form of Exhibit A to the Second Amendment.

(f)	The definition of “Consolidated EBITDA” in Section 1.01 is amended and restated in its entirety as follows:

“Consolidated EBITDA” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for the Parent and its Subsidiaries in accordance with GAAP, (a) Consolidated Net Income for such period plus (b) the following to the extent deducted in calculating such Consolidated Net Income (without duplication):  (i) Consolidated Interest Charges, (ii) the provision for federal, state, local and foreign income taxes payable, (iii) depreciation and amortization expense and (iv) non-cash charges and losses (excluding any such non-cash charges or losses to the extent there were cash charges with respect to such charges and losses in past accounting periods) and (v) business optimization expenses, streamlining costs, exit or disposal costs, facilities closure costs, brand exiting or discontinuance costs and other restructuring, severance or similar charges, reserves or expenses, including losses arising from the disposition of discontinued inventory or excess components and raw materials, non-recurring charges for acquisition-related expenses and non-recurring cash charges or unusual or non-recurring cash expenses and cash losses, provided that the amount added-back pursuant to this clause (v) shall not exceed $10,000,000 in any four fiscal quarter period; provided, further, that an additional aggregate $10,000,000 may be added back pursuant to this clause (v) with respect to applicable costs, charges and other amounts incurred during the fiscal year ending on January 31, 2021, less (c) without duplication and to the extent reflected as a gain or otherwise included in the calculation of Consolidated Net Income for such period, non-cash gains (excluding any such non-cash gains to the extent there were cash gains with respect to such gains in past accounting periods).

(g)	The definition of “Eurocurrency Rate” in Section 1.01 is amended and restated in its entirety as follows:

“Eurocurrency Rate” means:

(a)	for any Interest Period, with respect to any Credit Extension:

(i) denominated in a LIBOR Quoted Currency, the rate per annum equal to the London Interbank Offered Rate (“LIBOR”), or a comparable or successor rate which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) (in such case, the “LIBOR Rate”) at or about 11:00 a.m. (London time) on the Rate Determination Date, for deposits in the relevant currency, with a term equivalent to such Interest Period; and

(ii) denominated in Canadian Dollars, the rate per annum equal to the Canadian Dollar Offered Rate, or a comparable or successor rate which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at or about 10:00a.m. (Toronto, Ontario time) on the Rate Determination Date with a term equivalent to such Interest Period;

(b) for any interest rate calculation with respect to a Base Rate Loan on any date, the rate per annum equal to the LIBOR Rate, at or about 11:00 a.m. (London time) determined two (2) Business Days prior to such date for Dollar deposits being delivered in the London interbank market for deposits in Dollars with a term of one (1) month commencing that day;

provided that (i) to the extent a comparable or successor rate is approved by the Administrative Agent in connection with any rate set forth in this definition, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent and (ii) if the Eurocurrency Rate shall be less than one percent (1.00%), such rate shall be deemed to be one percent (1.00%) for purposes of this Agreement.

(h)	The definition of “Material Adverse Effect” in Section 1.01 is amended and restated in its entirety as follows:

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, assets, properties, liabilities (actual or contingent) or financial condition of the Loan Parties and their respective Subsidiaries, taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document, or of the ability of the Loan Parties (taken as a whole) to perform their obligations under any Loan Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party; provided, that, during the period from the Second Amendment Effective Date through the date that is 90 days after the Second Amendment Effective Date, the impacts of the COVID-19 pandemic on the operations, business, assets, properties, liabilities (actual or contingent) or financial condition of the Loan Parties and their respective Subsidiaries, taken as a whole, will be disregarded in determining the accuracy of the representations made in Sections 5.05(c), 5.07 and 5.17 to the extent such event or circumstance has been (a) publicly disclosed by the Borrower in its securities filings (including, without limitation, any Form 10-Q) prior to the Second Amendment Execution Date or (b) disclosed to the Administrative Agent for distribution to the Lenders prior to the Second Amendment Execution Date.

(i)

The definition of “Permitted Acquisition” in Section 1.01 is amended to (i) replace the period at the end of subsection (g) thereof with “; and” and (ii) to add the following new subsection (h) at the end thereof:

“(h) the Suspension Period shall not be in effect as of the date of such Acquisition.”

(j)	The definition of “Write-Down and Conversion Powers” in Section 1.01 is amended and restated in its entirety as follows:

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to  the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In  Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial  Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that  any such contract or instrument is to have effect as if a right had been exercised under it or to  suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

(k)	Section 1.08(c) is hereby amended and restated in its entirety as follows:

“(c)The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to the rates in the definition of “Eurodollar Rate” or with respect to any rate that is an alternative or replacement for or successor to any of such rate (including, without limitation, any LIBOR Successor Rate) or the effect of any of the foregoing, or of any LIBOR Successor Rate Conforming Changes.”

(l)	Section 2.15(a)(iv) is hereby amended and restated in its entirety as follows:

“(iv)Reallocation of Applicable Percentages to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in LIC Obligations and Swing Line Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Commitment. Subject to Section 11.26, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.”

(m)	Section 2.16(a) is hereby amended and restated in its entirety as follows:

“(a) Provided there exists no Default and the Suspension Period is not in effect at such time, upon notice to the Administrative Agent (which shall promptly notify the Revolving Lenders), the Borrowers may from time to time, request an increase in the Revolving Facility by an amount (for all such requests) not exceeding $50,000,000 (an “Incremental Facility”); provided that (i) any such request for an Incremental Facility shall be in a minimum amount of $10,000,000 and in increments of $10,000,000, or, if less, the amount of the entire remaining unused Incremental Facility, and (ii) the Borrowers may make a maximum of three (3) such requests.  At the time of sending such notice, the Borrowers (in consultation with the Administrative Agent) shall specify the time period within which each Revolving Lender is requested to respond (which shall in no event be less than ten (10) Business Days from the date of delivery of such notice to the Revolving Lenders).”

(n)	Section 3.03 is hereby amended and restated in its entirety as follows:

“3.03 Inability to Determine Rates.

(a) If in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof, (i) the Administrative Agent determines that (A)  deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurocurrency Rate Loan, (B)(x) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or an Alternative Currency) or for determining the LIBOR Daily Floating Rate in connection with an existing or proposed Base Rate Loan and (y) the circumstances described in Section 3.03(c)(i) do not apply (in each case with respect to this clause (i), “Impacted Loans”), or (ii) the Administrative Agent or the Required Lenders determine that for any reason the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrowers and each Lender.  Thereafter, (x) the obligation of the Lenders to make or maintain

Eurocurrency Rate Loans in the affected currency or currencies shall be suspended (to the extent of the affected Eurocurrency Rate Loans or Interest Periods), and (y) in the event of a determination described in the preceding sentence with respect to the LIBOR Daily Floating Rate component of the Base Rate, the utilization of the LIBOR Daily Floating Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders in the case of clause (ii) above) revokes such notice.  Upon receipt of such notice, the applicable Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies (to the extent of the affected Eurocurrency Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in Dollars in the amount specified therein.

(b)Notwithstanding the foregoing, if the Administrative Agent has made the determination described in clause (a)(i) of this Section, the Administrative Agent, in consultation with the Borrowers and the Required Lenders, may establish an alternative interest rate for the Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (a)(i) of this Section, (2) the Administrative Agent or the Required Lenders notify the Administrative Agent and the Borrowers that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (3) any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrowers written notice thereof.

(c)Notwithstanding anything to the contrary in this Agreement or any other Loan Documents, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to the Borrower) that the Borrower or Required Lenders (as applicable) have determined, that:

(i)adequate and reasonable means do not exist for ascertaining LIBOR for any requested Interest Period, including, without limitation, because the LIBOR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii)the administrator of the LIBOR Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which LIBOR or the LIBOR Screen Rate shall no longer be made available, or used for determining the interest rate of loans, provided that, at the time of such statement, there is no successor administrator that is satisfactory to the Administrative Agent, that will continue to provide LIBOR after such specific date (such specific date, the “Scheduled Unavailability Date”); or

(iii)syndicated loans currently being executed, or that include language similar to that contained in this Section 3.03, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR, then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with (x) one or more SOFR-Based Rates or (y) another alternate benchmark rate giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated syndicated credit facilities for such alternative benchmarks and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated syndicated credit facilities for such benchmarks, which adjustment or method for calculating such adjustment shall be published on an information service as selected by the Administrative Agent from time to time in its reasonable discretion and may be periodically updated  (the “Adjustment;” and any such proposed rate, a “LIBOR Successor Rate”), and any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders (A) in the case of an amendment to replace LIBOR with a rate described in clause (x), object to the Adjustment; or (B) in the case of an amendment to replace LIBOR with a rate described in clause (y), object to such amendment; provided that for the avoidance of doubt, in the case of clause (A), the Required Lenders shall not be entitled to object to any SOFR-Based Rate contained in any such amendment.   Such LIBOR Successor Rate shall be applied in a manner consistent with market practice; provided that to the extent such market practice is not administratively feasible for the Administrative Agent, such LIBOR Successor Rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.

If no LIBOR Successor Rate has been determined and the circumstances under clause (i) above exist or the Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, (x) the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended, (to the extent of the affected Eurodollar Rate Loans or Interest Periods), and (y) the Eurodollar Rate component shall no longer be utilized in determining the Base Rate.  Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans (to the extent of the affected Eurodollar Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans (subject to the foregoing clause (y)) in the amount specified therein.

Notwithstanding anything else herein, any definition of LIBOR Successor Rate shall provide that in no event shall such LIBOR Successor Rate be less than one percent (1%) for purposes of this Agreement.

In connection with the implementation of a LIBOR Successor Rate, the Administrative Agent will have the right to make LIBOR Successor Rate Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such LIBOR Successor Rate Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

For purposes hereof:

“LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of Base Rate, Interest Period, timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption and implementation of such LIBOR Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBOR Successor Rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement).

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York for the purpose of recommending a benchmark rate to replace LIBOR in loan agreements similar to this Agreement.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator) on the Federal Reserve Bank of New York’s website (or any successor source) and, in each case, that has been selected or recommended by the Relevant Governmental Body.

“SOFR-Based Rate” means SOFR or Term SOFR.

“Term SOFR” means the forward-looking term rate for any period that is approximately (as determined by the Administrative Agent”) as long as any of the Interest Period options set forth in the definition of “Interest Period” and that is based on SOFR and that has been selected or recommended by the Relevant Governmental Body, in each case as published on an  information service as selected by the Administrative Agent from time to time in its reasonable discretion.”

(o)	Section 3.08 is hereby deleted in its entirety.

(p)	Section 6.04 is hereby amended and restated in its entirety as follows:

“Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets and all lawful claims which, if unpaid, would by law become a Lien upon its property unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrowers or such Subsidiary and (b) all Indebtedness in aggregate in excess of the Threshold Amount, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness; provided that during the Suspension Period the Borrowers may defer payments in an aggregate amount outstanding not to exceed $3,000,000 at any time.”

(q)	Section 7.02(c) is hereby amended and restated in its entirety as follows:

“(c)Indebtedness in respect of Capitalized Leases, Synthetic Lease Obligations and purchase money obligations incurred to finance or reimburse the cost of the acquisition, development, construction, purchase, lease, repair or improvement of property (real or personal) used or useful in a Permitted Business, whether through the direct purchase of assets or the Equity Interests of any Person that owns no other assets or property than those that would be permitted to be purchased directly under this clause (c) (which Indebtedness may be issued at any time within 180 days of such acquisition, development, construction, purchase, lease, repair or improvement) and any refinancing, refunding, renewal or extension thereof consistent with the proviso to Section 7.01(b); provided, however, that the aggregate amount of all such Indebtedness at any one time outstanding shall not exceed (a) $10,000,000 during the Suspension Period, or (b) $20,000,000 following the Suspension Period;”

(r)	Section 7.02(i) is hereby amended and restated in its entirety as follows:

“(i) Indebtedness of Foreign Subsidiaries that is not guaranteed by any Borrower or Guarantor, as long as the aggregate outstanding principal amount thereof does not exceed (a) $30,000,000 at any time during the Suspension Period, or (b) $60,000,000 at any time following the Suspension Period;”

(s)	Section 7.03(b) is hereby amended and restated in its entirety as follows:

“(b)advances to officers, directors and employees of the Borrowers and Subsidiaries for salary, commissions, travel, entertainment, relocation and analogous ordinary business purposes in an aggregate amount outstanding not to exceed (i) $1,000,000 during the Suspension Period and (ii) $2,000,000 at any time following the Suspension Period;”

(t)	Section 7.03(c) is hereby amended and restated in its entirety as follows:

“(c)(i) Investments by any Borrower and its Subsidiaries in their respective Subsidiaries outstanding on the date hereof, (ii) additional Investments by any Borrower and its Subsidiaries in Loan Parties, (iii) additional Investments by Subsidiaries of any Borrower that are not Loan Parties in other Subsidiaries that are not Loan Parties and (iv) so long as no Default has occurred and is continuing or would result from such Investment, additional Investments by the Loan Parties in Wholly-owned Subsidiaries that are not Loan Parties in an aggregate amount invested from the date hereof not to exceed  (x) during the Suspension Period, (A) $10,000,000, plus (B) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment made pursuant to this clause (c) (provided, that amounts added pursuant to this clause (B) shall not, in any event, exceed the fair market value (as determined in good faith by the Parent) of the applicable Investment at the time such Investment was initially made) and (y) following the Suspension Period, (A) $15,000,000, plus (B) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment made pursuant to this clause (c) (provided, that amounts added pursuant to this clause (B) shall not, in any event, exceed the fair market value (as determined in good faith by the Parent) of the applicable Investment at the time such Investment was initially made);”

(u)	Section 7.03(o) is hereby amended and restated in its entirety as follows:

“(o) other Investments not exceeding $20,000,000 in the aggregate in any fiscal year of the Parent; provided that during the Suspension Period no Loan Party will, or will permit any Subsidiary to, make any such other Investments.”

(v)	Section 7.06(f) is hereby amended and restated in its entirety as follows:

“(f)the Borrowers may make other Restricted Payments, provided that the Suspension Period is not in effect and the Loan Parties shall demonstrate to the reasonable satisfaction of the Administrative Agent that, after giving effect to such transaction on a Pro Forma Basis, (i) the Loan Parties are in Pro Forma Compliance and (ii) the Consolidated Leverage Ratio shall be at least 0.25 to 1.0 less than the then applicable level set forth in Section 7.11, calculated using the same Measurement Period used to determine Pro Forma Compliance; provided, further, that the Borrowers may make up to $5,000,000 of other Restricted Payments upon delivery to the Administrative Agent of a Compliance Certificate for the period ending on April 30, 2021 in accordance with Section 6.02(a) demonstrating Consolidated EBITDA of at least $35,000,000 for and as of the end of the three consecutive fiscal quarter period of the Parent ending on April 30, 2021;”

(w)	Section 7.11 is hereby amended and restated in its entirety as follows:

“7.11  Financial Covenants.  Compliance with each of the following covenants shall be measured on a Pro Forma Basis:

(a)Consolidated EDITDA.

(i)	Permit Consolidated EBITDA, for and as of the end of the Measurement Period ending on April 30, 2020, to be less than $30,000,000;

(ii)	Permit Consolidated EBITDA, for and as of the end of the Measurement Period ending on July 31, 2020, to be less than negative $10,000,000;

(iii)	Permit Consolidated EBITDA, for and as of the end of the fiscal quarter of Parent ending on October 31, 2020, to be less than $10,000,000;

(iv)	Permit Consolidated EBITDA, for and as of the end of the two consecutive fiscal quarter period of Parent ending on January 31, 2021, to be less than $20,000,000;

(v)	Permit Consolidated EBITDA, for and as of the end of the three consecutive fiscal quarter period of Parent ending on April 30, 2021, to be less than $25,000,000; or

(vi)	Permit Consolidated EBITDA, for and as of the end of any Measurement Period ending as of the last day of any fiscal quarter of Parent ending after April 30, 2021, to be less than $35,000,000.

(b)Consolidated Leverage Ratio.

(i)	Permit the Consolidated Leverage Ratio as of April 30, 2020 to be greater than the ratio of 2.75 to 1.00; or

(ii)

Permit the Consolidated Leverage Ratio as of the end of any fiscal quarter of Parent ending on or after the earlier of (A) July 31, 2021 or (B) the Suspension Period Termination Date, to be greater than the ratio of 2.50 to 1.00.

(c) Minimum Liquidity. Permit Total Liquid Assets to be less than $100,000,000 at any time from the Effective Date through April 30, 2021.

For purposes of the foregoing, “Total Liquid Assets” means, as of any date of determination, the sum of (a) unrestricted and unencumbered (other than with respect to the Liens of the Administrative Agent or Liens of any depositary bank or securities intermediary which is a Lender and where such cash and Cash Equivalents are maintained) cash and Cash Equivalents, plus (b) the positive difference between (I) the aggregate Revolving Commitments at such time and (II) the Total Revolving Outstandings at such time.”

(x)	Section 7.12 is hereby amended and restated in its entirety as follows:

“7.12 Maximum Capital Expenditures.

Make any Capital Expenditure, except for Consolidated Capital Expenditures not exceeding (A) $15,000,000 in the aggregate during the fiscal year ending January 31, 2021 or (B) $25,000,000 in the aggregate during each subsequent fiscal year; provided, however, that if the amount of Capital Expenditures permitted to be made in any such subsequent fiscal year exceeds the amount actually made in such subsequent fiscal year, such excess may be carried forward only to the next fiscal year, but not to any succeeding fiscal year.

(y)	Section 11.23 is hereby amended and restated in its entirety as follows:

“11.23 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an Affected Financial Institution; and

(b)the effects of any Bail-in Action on any such liability, including, if applicable:

(i)a reduction in full or in part or cancellation of any such liability;

(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)      the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.”

(z)	A new Section 11.26 is hereby added to the end of Article XI as follows:

“11.26 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)As used in this Section 11.26, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:  (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

2.Conditions to Effectiveness. This Amendment shall become effective when the Administrative Agent shall have received:

(a)A counterpart signature page to this Amendment duly executed and delivered by each of the Loan Parties and each of the Lenders;

(b)A counterpart signature page to that certain letter re: Fee Letter for Second Amendment (the “Second Amendment Fee Letter”) duly executed and delivered by each of the Loan Parties;

(c)Payment to the Administrative Agent, for the account of each Revolving Lender that executes and delivers an executed copy of this Amendment to the Administrative Agent (or its counsel) an amendment fee, in Dollars, in an amount equal to 0.20% of each such Revolving Lender’s Revolving Commitments (whether used or unused) as of the Execution Date;

(d)Payment to the Administrative Agent for its own account, in Dollars, the fees specified in the Second Amendment Fee Letter; and

(e)Payment of all other fees and other amounts due to the Administrative Agent and the Lenders, including payment of all of the Administrative Agent’s reasonable legal fees and expenses incurred in the connection with the preparation and negotiation of this Amendment and the transactions contemplated hereby.

3.Representations and Warranties.  Each of the Loan Parties represents and warrants to the Lenders and the Administrative Agent that:

(a)The execution, delivery and performance of this Amendment and the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action by the Subsidiary Guarantors and the Borrowers, as applicable, and do not and will not (i) contravene the terms of any of such Person’s Organization Documents or (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (A) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries, except for any conflict, breach or contravention that, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, or (B) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (iii) violate any Law in any material respect;

(b)This Amendment has been, and Second Amendment Fee Letter, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto, as applicable. This Amendment constitutes, and the Second Amendment Fee Letter when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principals of equity;

(c)No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (i) the execution, delivery or performance by, or enforcement against, any Loan Party of this Amendment or the Second Amendment Fee Letter, (ii) the grant by any Loan Party of the Liens granted by it pursuant to the Loan Documents, (iii) the perfection or maintenance of the Liens created under the Loan Documents (including the first priority nature thereof) or (iv) the exercise by the Administrative Agent or any Lender of its rights under the Loan Agreement or the Loan Documents or the remedies in respect of the Collateral pursuant to the Loan Documents, other than (A) authorizations, approvals, actions, notices and filings which have been duly obtained and (B) filings to perfect the Liens created by the Loan Documents;

(d)After giving effect to this Amendment, the representations and warranties made by it contained in Article V of the Credit Agreement and each other Loan Document are (i) with respect to representations and warranties that contain a materiality qualification, true and correct on and as of the date hereof and (ii) with respect to representations and warranties that do not contain a materiality qualification, true and correct in all material respects as of the date hereof (except that the representations and warranties contained in Sections 5.05(a) and (b) of the Loan Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, respectively), except, in each case, for such representations and warranties that relate solely to an earlier date shall be true and correct as of such earlier date (or with respect to such representations and warranties that do not contain a materiality qualification, be true and correct in all material respects as of such earlier date); and

(e) After giving effect to this Amendment, no Default or Event of Default under the Credit Agreement shall have  occurred and be continuing.

4.No Waiver; Reservation of Rights.  This Amendment shall not, by implication or otherwise, constitute a waiver of any Default or Event of Default or limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Administrative Agent or the Lenders under the Credit Agreement or the other Loan Documents, nor alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Credit Agreement or the Loan Documents, all of which shall continue in full force and effect, except to the extent expressly amended in Section 2 hereof.  The Loan Parties hereby acknowledge that the Administrative Agent and the Lenders have not made any agreement or commitment to modify the Loan Documents other than as expressly set forth herein, and nothing in this Amendment shall be construed to imply any willingness on the part of the Administrative Agent or the Lenders to grant any future consent or waiver of any of the terms and conditions of the Credit Agreement or the other Loan Documents.  The Lender Parties hereby reserve all rights and remedies available to them under the Loan Documents and applicable law.

5.Ratification, etc.  Except as expressly amended hereby, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed in all respects and shall continue in full force and effect.  This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other agreements or instruments related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment.    The Loan Parties, the Agent and the Lenders agree that the liens, assignments and security interests created by the Loan Documents, except to the extent previously released, shall continue and carry forward until the occurrence of the Facility Termination Date.  The Loan Parties further agree that such liens, assignments and security interests are hereby ratified and affirmed as valid and subsisting against the property described in the Loan Documents and that this Amendment shall in no manner vitiate, affect or impair the Loan Documents (except as expressly modified in this Agreement) and that such liens, assignments, and security interests shall not in any manner be waived, released, altered or modified.  The Loan Parties acknowledge and agree that the Obligations include, and the Borrowers owe to Administrative Agent and Lenders, all of Administrative Agent and the Lenders’ reasonable expenses, costs and fees, including reasonable attorneys’ fees actually incurred in the enforcement of the Loan Documents and drafting and negotiation of this Amendment to the extent set forth in Section 11.04 of the Credit Agreement.  The Loan Parties acknowledge and agree that, as of the Execution Date, there are no offsets, defenses or claims against any part of the obligations under the Loan Documents

6.Waiver and Release.  The Loan Parties warrant and represent to the Administrative Agent and the Lenders that the loans evidenced by the Loan Documents are not subject to any credits, charges, claims, or rights of offset or deduction of any kind or character whatsoever and, as a material part of the consideration for the Agent and the Lenders entering into this Agreement, each Loan Party agrees as follows (the “Release Provision”):

(a)EACH LOAN PARTY HEREBY RELEASES AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND THE LENDERS AND EACH OF THEIR PREDECESSORS, SUCCESSORS, ASSIGNS, OFFICERS, MANAGERS, DIRECTORS, MEMBERS, SHAREHOLDERS, EMPLOYEES, AGENTS, ATTORNEYS, REPRESENTATIVES, PARENT CORPORATIONS, SUBSIDIARIES, AND AFFILIATES (HEREINAFTER ALL OF THE ABOVE COLLECTIVELY REFERRED TO AS “RELEASED PARTIES”) JOINTLY AND SEVERALLY FROM ANY AND ALL CLAIMS, COUNTERCLAIMS, DEMANDS, DAMAGES, DEBTS, AGREEMENTS, COVENANTS, SUITS, CONTRACTS, OBLIGATIONS, LIABILITIES, ACCOUNTS, OFFSETS, RIGHTS, ACTIONS, AND CAUSES OF ACTION OF ANY NATURE WHATSOEVER OCCURRING PRIOR TO THE DATE HEREOF AND ARISING OUT OF OR RELATED TO THE LOAN

DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ALL CLAIMS, DEMANDS, AND CAUSES OF ACTION FOR CONTRIBUTION AND INDEMNITY, WHETHER ARISING AT LAW OR IN EQUITY, PRESENTLY POSSESSED, WHETHER KNOWN OR UNKNOWN, WHETHER LIABILITY BE DIRECT OR INDIRECT, LIQUIDATED OR UNLIQUIDATED, PRESENTLY ACCRUED, WHETHER ABSOLUTE OR CONTINGENT, FORESEEN OR UNFORESEEN, AND WHETHER OR NOT HERETOFORE ASSERTED, SPECIFICALLY EXCLUDING, HOWEVER, CLAIMS ARISING FROM THE GROSS NEGLIGENCE AND/OR WILLFUL MISCONDUCT OF ANY OF THE RELEASED PARTIES, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION  (“CLAIMS”), WHICH SUCH LOAN PARTY MAY HAVE OR CLAIM TO HAVE AGAINST ANY RELEASED PARTIES.

(b)Each Loan Party agrees not to sue any Released Parties or in any way assist any other Person in suing any Released Parties with respect to any Claim released herein.  The Release Provision may be pleaded as a full and complete defense to, and may be used as the basis for an injunction against, any action, suit, or other proceeding which may be instituted, prosecuted, or attempted in breach of the release contained herein.

(c)Each Loan Party acknowledges, warrants, and represents to Released Parties that:

(i)Each Loan Party has read and understands the effect of the Release Provision.  Each Loan Party has had the assistance of independent counsel of its own choice, or has had the opportunity to retain such independent counsel, in reviewing, discussing, and considering all the terms of the Release Provision; and if counsel was retained, counsel for each Loan Party has read and considered the Release Provision and advised each Loan Party to execute the same.  Before execution of this Agreement, each Loan Party has had adequate opportunity to make whatever investigation or inquiry it may deem necessary or desirable in connection with the subject matter of the Release Provision.

(ii)No Loan Party is acting in reliance on any representation, understanding, or agreement not expressly set forth herein.  Each Loan Party acknowledges that the Released Parties have not made any representation with respect to the Release Provision except as expressly set forth herein.

(iii)Each Loan Party has executed this Agreement and the Release Provision thereof as its free and voluntary act, without any duress, coercion, or undue influence exerted by or on behalf of any Person.

(iv)Each Loan Party is the sole owner of the Claims released by the Release Provision, and no Loan Party has heretofore conveyed or assigned any interest in any such Claims to any other Person.

(d)Each Loan Party understands that the Release Provision was a material consideration in the agreement of the Administrative Agent and the Lenders to enter into this Agreement.

(e)It is the express intent of the Loan Parties that the release and discharge set forth in the Release Provision be construed as broadly as possible in favor of the Released Parties so as to foreclose forever the assertion by each Loan Party of any Claims released hereby against Released Parties.

(f)If any term, provision, covenant, or condition of the Release Provision is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the remainder of the provisions shall remain in full force and effect

7.Counterparts; Governing Law.  This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of such when so executed and delivered shall be an original, but all of such counterparts shall together constitute but one and the same agreement.  THIS AMENDMENT SHALL BE GOVERNED BY AND INTERPRETED AND DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  This Amendment, to the extent signed and delivered by means of a facsimile machine or other electronic transmission in which the actual signature is evident, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person, provided, however, that the Subsidiary Guarantors and the Borrowers shall deliver to the Administrative Agent three original signed copies of this Amendment promptly following the effectiveness hereof.  At the request of any party hereto, each other party hereto or thereto shall re-execute original forms hereof and deliver them to all other parties.  No party hereto shall raise the use of a facsimile machine or other electronic transmission in which the actual signature is evident to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic transmission in which the actual signature is evident as a defense to the formation of a contract and each party forever waives such defense.

THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have duly executed this Amendment No. 2 to Credit Agreement as of the day and year first above written.

BORROWERS:MOVADO GROUP, INC.

By:/s/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Secretary

MOVADO GROUP DELAWARE HOLDINGS CORPORATION

By: /s/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Secretary

MOVADO, LLC

By: /s/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Secretary

MOVADO RETAIL GROUP, INC.

By: /s/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

Borrowers (continued):

MGI LUXURY GROUP S.A.

By: /S/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Authorized Signatory

MOVADO WATCH COMPANY SA

By: /S/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

GUARANTORS:MGI Luxury Group, B.V.

By: /S/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Authorized Signatory

movado group nederland, B.V.

By: /S/ Mitchell Sussis

Name: Mitchell Sussis

Title:   Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

ADMINISTRATIVE AGENT:BANK OF AMERICA, N.A.,

as Administrative Agent

By:/s/ Ronaldo Naval

Name: Ronaldo Naval

Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

LENDERS:

BANK OF AMERICA, N.A.,

as a Lender, L/C Issuer and Swingline Lender

By:/s/ Jana Baker

Name: Jana L. Baker

Title: Senior Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

LENDERS (CONTINUED):BANK LEUMI USA,

as a Lender

By:/s/ David Wiederman

Name: David Wiederman

Title: Vice President

By:/s/ Russell Turley

Name: Russell Turley

Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

LENDERS (CONTINUED):PNC BANK, NATIONAL ASSOCIATION

as a Lender

By:/s/ Blaise Schultheis

Name: Blaise Schultheis

Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 (BOA-MOVADO 2020)]

EXHIBIT A

FORM OF COMPLIANCE CERTIFICATE